Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Form of Provider Letter

June 20, 2015

Dear [xx],

On June 20, 2015, Anthem announced a proposal to acquire Cigna Corporation, a health service company that is highly complementary with Anthem. We believe this is a positive step forward for our company, our provider partners, and the health care consumers we share as members and patients.

The health care industry is experiencing a period of rapid transformation. Our relationships with brokers, employers, health care providers, managed care companies, and the public are all shifting in this new environment. Anthem has been a leader and trusted partner in advancing solutions to address our health system’s challenges for over 75 years, and we have worked hard to promote collaboration and innovation with the delivery system. The complementary resources and capabilities of Anthem and Cigna could expand the positive impact of our successful payment innovation and health management and improvement programs. We could also offer a more broad spectrum of high quality, high value products and further invest in capabilities that support the growing Medicare and Medicaid populations.

It is important to recognize that our proposal is conditioned on the negotiation of a definitive agreement with Cigna, and there is no guarantee that a transaction will occur. The announcement does not alter our current contractual relationships and we will continue to operate “business as usual.” Regardless of the outcome, we remain committed to working with you to promote and protect the health and wellbeing of our members.

Thank you for your on-going support and partnership. We will continue to keep you informed as additional information becomes available, but you may reach out to your primary contact, [xx], regarding any questions you have about our business or current relationship.

Sincerely,

[xx]

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Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Anthem, Inc. (“Anthem”) has made for a business combination transaction with Cigna Corporation (“Cigna”). In furtherance of this proposal and subject to future developments, Anthem (and, if a negotiated transaction is agreed, Cigna) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

Investors and security holders of Anthem and Cigna are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Cigna and/or Anthem, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Anthem through the web site maintained by the SEC at http://www.sec.gov.

Anthem and/or Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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